Mail Stop 4561
								July 6, 2005

Debra A. Geuy
Chief Financial Officer and Treasurer
Peoples-Sidney Financial Corporation
101 East Court Street
Sidney, OH 45365


	Re:	Peoples Sidney Financial Corp
Form 10-KSB for the fiscal year ended June 30, 2004
File No. 0-22223

Dear Ms. Guey,

	We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

								Sincerely,


								Paul Cline
								Senior Accountant